SCHEDULE 14A
(Rule 14a)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
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Exchange Act of 1934
(Amendment No.   )

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CLEVELAND-CLIFFS INC
(Name of Registrant as Specified in its Charter)

XXXXXXXXXXXXXXXX
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Cleveland-Cliffs Inc
1100 Superior Avenue · Cleveland, Ohio 44114-2589

March 26, 2001

To the Shareholders of
CLEVELAND-CLIFFS INC

The Annual Meeting of Shareholders of Cleveland-Cliffs Inc will be held at The Forum Conference Center, located in One Cleveland Center, 1375 East Ninth Street, Cleveland, Ohio 44114 on Tuesday, May 8, 2001 at 11:30 A.M. (Cleveland time).

At the meeting, shareholders will act upon the election of Directors, a proposal to approve an amendment to the Cleveland-Cliffs Inc Nonemployee Directors' Compensation Plan, and a proposal to ratify the appointment of Ernst & Young LLP as independent public accountants. An explanation of each of these matters is contained in the attached Proxy Statement.

The Board of Directors and management believe that the proposed actions are in the best interests of your Company. Whether or not you expect to be present at the Annual Meeting, we urge you to exercise your voting rights by signing and dating the enclosed proxy card and returning it in the accompanying envelope to ensure that your shares will be represented. In addition, record shareholders have the opportunity to appoint proxy holders to vote their shares through the Internet or via toll-free telephone if they wish. Instructions for appointing proxies through the Internet or by telephone are contained on your proxy card. Whichever of these methods you chose, the named proxies will vote your shares in accordance with your instructions. Please note that failure to vote surrenders voting power to those who exercise their voting right. If you attend the meeting, you will be entitled to vote in person.

We look forward to meeting with you at the Annual Meeting.

Sincerely,

John S. Brinzo

JOHN S. BRINZO
Chairman and Chief Executive Officer

It is important that your shares be represented at the meeting. Whether or not you intend to be present, please sign and date the enclosed proxy card and return it in the enclosed postage-prepaid envelope, which requires no postage if mailed in the United States, or appoint your proxies through the Internet or by telephone as directed on your proxy card.



Cleveland-Cliffs Inc
1100 Superior Avenue · Cleveland, Ohio 44114-2589

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

March 26, 2001

Dear Shareholder:

The Annual Meeting of Shareholders of Cleveland-Cliffs Inc, an Ohio corporation (''Company''), will be held at The Forum Conference Center, located in One Cleveland Center, 1375 East Ninth Street, Cleveland, Ohio 44114 on Tuesday, May 8, 2001 at 11:30 A.M. (Cleveland time) for the purpose of considering and acting upon:

1. A proposal to elect 9 Directors to hold office until the next Annual Meeting of Shareholders and until their successors are elected;
2. A proposal to approve an amendment to the Cleveland-Cliffs Inc Nonemployee Directors' Compensation Plan;
3. A proposal to ratify the appointment of Ernst & Young LLP as the firm of independent public accountants to examine the financial statements of the Company and its consolidated affiliates for the year 2001; and
4. Such other matters as may properly come before the Annual Meeting and any adjournment or adjournments thereof.

Shareholders of record at the close of business on March 19, 2001, are entitled to notice of and to vote at such meeting and any adjournment or adjournments thereof.

Very truly yours,

John E. Lenhard

JOHN E. LENHARD
Secretary and Corporate Counsel

It is important that your shares be represented at the meeting. Whether or not you intend to be present, please sign and date the enclosed proxy card and return it in the enclosed postage-prepaid envelope, which requires no postage if mailed in the United States, or appoint your proxies through the Internet or by telephone as directed on your proxy card.

Cleveland-Cliffs Inc

1100 Superior Avenue · Cleveland, Ohio 44114-2589

PROXY STATEMENT

March 26, 2001

SOLICITATION, USE AND REVOCATION OF PROXIES

The accompanying proxy is solicited by the Board of Directors of Cleveland-Cliffs Inc, an Ohio corporation ("Company"), for use at the Annual Meeting of Shareholders to be held on May 8, 2001, and any adjournment or adjournments thereof ("Meeting"). Any proxy may be revoked by a later proxy, by notice to the Company in writing or in open meeting, without affecting any vote previously taken.

OUTSTANDING SHARES AND VOTING RIGHTS

As of March 19, 2001, the record date for the determination of persons entitled to vote at the Meeting, there were 10,143,272 of the Company's Common Shares, par value $1.00 per share ("Common Shares"), outstanding. Each Common Share is entitled to one vote. This Proxy Statement and accompanying proxy card are being first mailed or otherwise distributed to shareholders on or about March 26, 2001.

ELECTION OF DIRECTORS

(Proposal No. 1)

It is intended that proxies received will be voted, unless contrary instructions are given, to elect the 9 nominees named in the following table to serve until the next Annual Meeting of Shareholders and until their successors shall be elected.

Should any nominee decline or be unable to accept such nomination to serve as Director, an event which the Company does not currently anticipate, the persons named as proxies reserve the right, in their discretion, to vote for a lesser number or for substitute nominees designated by the Directors, to the extent consistent with the Company's Regulations.

INFORMATION CONCERNING DIRECTORS AND NOMINEES

Based upon information received from the respective Directors and nominees as of March 19, 2001, the following information is furnished with respect to each person nominated for election as a Director.

Name, Age and Principal Occupation and Employment During Past Five Years	First Became Director
JOHN S. BRINZO, 59, Chairman and Chief Executive Officer of the Company since January 1, 2000. Mr. Brinzo served as President and Chief Executive Officer of the Company from November 10, 1997 through December 31, 1999; as the Company's Executive Vice President-Finance and Planning from July 1, 1997 through November 9, 1997 and as Executive Vice President-Finance and Chief Financial Officer since before 1996.	1997
RONALD C. CAMBRE, 62, Chairman of the Board since January, 1995 of Newmont Mining Corporation, an international mining company. Mr. Cambre served as Chief Executive Officer from November, 1993 to January, 2001 and as President from June, 1994 to July, 1999 of Newmont Mining Corporation. Mr. Cambre was previously with Freeport-McMoRan, a natural resources company, as Vice President and Senior Technical Advisor to the Office of the Chairman. Mr. Cambre is a Director of Newmont Mining Corporation and W.R. Grace & Co.	1996
RANKO CUCUZ, 57, Chairman of the Board since July, 1996 and Chief Executive Officer since October, 1992 of Hayes Lemmerz International, Inc., an international supplier of wheels to the auto industry. Mr. Cucuz is a Director of Hayes Lemmerz International, Inc., Lincoln Electric Holdings Inc. and National-Standard Company.	1999
JAMES D. IRELAND III, 51, Managing Director since January, 1993 of Capital One Partners, Inc., a private merchant banking firm. Mr. Ireland is also President since before 1996 of Briseis Capital Corporation, a private merchant banking firm. Mr. Ireland was Chairman of the Board from 1996 until March, 1998 of Sun Coast Industries, Inc., a plastics producer.	1986
LESLIE L. KANUK, 71, Professor Emeritus at the Zicklin School of Business, Baruch College, City University of New York, and since before 1996, Professor of Marketing at the Graduate School and University Center of the City University of New York. Dr. Kanuk is a former Chairman of the Federal Maritime Commission.	1991
FRANCIS R. McALLISTER, 58, Chairman and Chief Executive Officer since February 12, 2001 of Stillwater Mining Company, a palladium and platinum producer. From January, 2000 through January, 2001, Mr. McAllister privately pursued ventures in the mining and metals industry. From April, 1999 through December, 1999, Mr. McAllister served as Chairman and Chief Executive Officer of ASARCO Incorporated, an international nonferrous metals mining company. He also served as President and Chief Operating Officer from January, 1998 through April, 1999 and as Executive Vice President-Copper Operations from May, 1993 to January, 1998 of ASARCO Incorporated. Mr. McAllister is a Director of Stillwater Mining Company.	1996
JOHN C. MORLEY, 69, Chairman of the Board of the Company from November 10, 1997 to December 31, 1999. Mr. Morley serves as Chairman of the Compensation and Organization Committee of the Company. Mr. Morley is President since August, 1995 of Evergreen Ventures, Ltd., a private investment firm. Mr. Morley is also retired as President and Chief Executive Officer and Director since before 1996 of Reliance Electric Company, a manufacturer of electrical, mechanical power transmission and telecommunications products and systems. Mr. Morley is a Director of Ferro Corporation and The Lamson & Sessions Co.	1995

2

Name, Age and Principal Occupation and Employment During Past Five Years	First Became Director
STEPHEN B. ORESMAN, 68, President since January, 1991 of Saltash, Ltd., management consultants. Mr. Oresman was with Booz•Allen & Hamilton, Inc., management consultants, for 19 years where he was Senior Vice President and Chairman of Booz•Allen & Hamilton International, and previously held manufacturing positions at Bausch & Lomb and Acme Steel. Mr. Oresman is a Director of Technology Solutions Company and iStar Financial Inc.	1991
ALAN SCHWARTZ, 61, Professor of Law at the Yale Law School and Professor at the Yale School of Management since before 1996. Mr. Schwartz was a Professor of Law and Social Science at the California Institute of Technology from 1979 through July, 1987. Mr. Schwartz is a Director of Rohn Industries, Inc.	1991

In accordance with the Company's retirement policy, Mr. G. Frank Joklik, currently a Director of the Company, is not standing for re-election. Mr. Anthony A. Massaro, currently a Director of the Company, is not standing for re-election due to other business commitments.

The Directors recommend a vote FOR each of the nominees listed above.

BOARD OF DIRECTORS AND BOARD COMMITTEES

The members of the Board of Directors have diversified professional experience in general management, mining, finance, law, education, and other fields. There is no family relationship among any of the nominees and executive officers of the Company. Eight of the nine nominees have no present or former employment relationship with the Company. All nominees are independent Directors, except Mr. Brinzo. The average age of the nominees is 61, ranging from 51 to 71. The average service of the nominees is 7 years, ranging from 1 year to 15 years.

The Company's governance process is based on formal guidelines. During 2000, ten meetings of the Board of Directors were held and twenty-six meetings of all Board committees were held. Directors also discharge their responsibilities by review of Company reports to Directors, visits to Company facilities, correspondence with the Chairman and Chief Executive Officer, and telephone conferences with the Chairman and Chief Executive Officer and Directors regarding matters of interest and concern to the Company. The Directors have Executive, Audit, Board Affairs, Compensation and Organization, Finance, Strategic Advisory, and Long Range Planning Committees. All committees regularly report their activities, actions, and recommendations to the Board. Four Directors attended 100 percent of the aggregate total of meetings of the Board of Directors and the Board Committees of which they were a member during 2000; three Directors attended at least 95 percent of such meetings; three Directors attended at least 85 percent of such meetings and one Director attended 79 percent of such meetings.

The Executive Committee consists of Messrs. Brinzo (chairman), Cambre, Ireland, McAllister, Morley, and Dr. Kanuk. This Committee normally meets only when action is required before a regular Board meeting. It is empowered to act for the full Board of Directors on all matters, except it has no authority to fill vacancies among Directors or in any Committee of Directors, change officers of the Company, or declare dividends. Its members presently include the chairmen of the other standing committees. The Committee held no meetings during 2000.

The Audit Committee, consisting of Messrs. Cambre (chairman), Cucuz, Massaro and Schwartz, reviews with the Company's management, the internal auditors and the independent public accountants, the Company's policies and procedures with respect to internal control; reviews significant accounting matters; reviews quarterly unaudited financial information prior to public release; approves the audited financial statements prior to public distribution; approves any significant changes in the Company's accounting principles or financial reporting practices; reviews independent public accounting services; and recommends to the Board of Directors the firm of independent public accountants to examine the Company's financial statements. The Committee held seven meetings during 2000. Pursuant to the rules of the Securities and Exchange Commission, the members of the Company's Audit Committee are independent, as that term is defined in the listing standards of the New York Stock Exchange.

The Board Affairs Committee, consisting of Messrs. Ireland (chairman), Joklik, Morley and Schwartz, and Dr. Kanuk, administers the Company's compensation plans for Directors; monitors the Board governance process and provides counsel to the Board Chairman and Chief Executive Officer on Board governance and other matters; recommends changes in membership and responsibility of Board committees; and acts as the Board's

3

Nominating Committee and Proxy Committee in the election of Directors. Shareholders wishing to nominate director candidates for consideration by the Committee can do so by writing to the Secretary of the Company, giving the candidate's name, appropriate biographical data and qualifications. The Committee held three meetings during 2000.

The Compensation and Organization Committee, consisting of Messrs. Morley (chairman), Cambre, McAllister and Oresman, recommends to the Board of Directors the officers and compensation of officers; administers the Company's compensation plans for officers; reviews organization and management development; evaluates the performance of the Chief Executive Officer; and obtains the advice of outside experts with regard to compensation matters. The Committee held five meetings during 2000.

The Finance Committee, consisting of Messrs. McAllister (chairman), Cucuz, Ireland and Oresman, and Dr. Kanuk, reviews the Company's financial condition, financial policies, investment plans and benefit funds management. The Committee recommends dividend and other actions to the Board of Directors. The Committee held four meetings during 2000.

The Strategic Advisory Committee, consisting of Messrs. Morley (chairman), Brinzo, Ireland, Massaro, McAllister and Oresman, reviews corporate strategy and related issues. The Committee held three meetings during 2000.

The Long Range Planning Committee, consisting of the full Board of Directors with Mr. Brinzo serving as chairman, facilitates informed decisions by the Board through review of business plans and special topics of interest. The Committee held four meetings during 2000.

AUDIT COMMITTEE REPORT

The Audit Committee of Cleveland-Cliffs Inc Board of Directors ("Committee") is composed of four independent directors and operates under a written charter adopted by the Board of Directors (Appendix A). The members of the Committee are Ronald A. Cambre (Chairman), Ranko Cucuz, Anthony A. Massaro, and Alan Schwartz, all of whom are independent of the Company. The Committee recommends to the Board of Directors, subject to stockholders ratification, the selection of the Company's independent auditors.

Management is responsible for the Company's financial statements, systems of internal control and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Committee's responsibility is to monitor and oversee these processes.

In this context, the Committee has met and held discussions with management and the independent auditors. The Committee has also met, in executive session, with the Company's internal auditor. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Committee discussed with the independent auditors matters required to be discussed by Statement on Accounting Standards No. 61 (Communication with Audit Committees), and any other matters required to be discussed under generally accepted auditing standards.

The Company's independent auditors also provided to the Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Committee discussed with the independent auditors that firm's independence, including consideration of the compatibility of non-audit services with the auditors' independence.

Based on the Committee's discussion with management and the independent auditors and the Committee's review of the representation of management and the report of the independent auditors to the Committee, the Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission.

The foregoing report has been furnished by the members of the Audit Committee as set forth below:

R. C. Cambre, Chairman
R. Cucuz
A. A. Massaro
A. Schwartz

DIRECTORS' COMPENSATION

During 2000, Directors who are not employees of the Company received an annual retainer of $25,000 and a fee of $1,000 for each Board of Directors meeting and a fee of $1,000 for each Board committee meeting attended. The committee chairmen, except Mr. Brinzo, each received an annual retainer of $2,500. Mr. Brinzo receives no retainer for his position as Chairman of the Board.

During 1996, the Board of Directors of the Company adopted a Nonemployee Directors' Compensation Plan, that was approved by the Company's shareholders on May 14, 1996, providing for the award of 1,000 Restricted Shares to non-employee Directors first elected to the Board after June 30, 1995. The Plan also provided that all Directors must take 50% of their retainer in Common Shares and may elect to take up to 100% of the retainer and other fees in Common Shares. In 1999, the Plan was amended to provide that all Directors must take 40% of their retainer in Common Shares and may elect to take up to 100% of the retainer and other fees in Common Shares and that any new Director joining the Board on or after January 1, 1999 will be awarded 2,000 Restricted Shares of the Company. In addition, the Plan gives non-employee Directors the opportunity to defer all or a portion of their annual retainer and other fees, whether payable in cash or Common Shares. On March 12, 2001 the Board of Directors adopted an amendment to the Plan ("Amendment"), subject to the approval by the Company's Shareholders at the 2001 Annual Meeting of Shareholders, to increase the number of shares available under the Plan by 50,000 shares. The Plan originally authorized the issuance of 50,000 Common Shares, of which as of February 28, 2001, 43,534 Common Shares have been issued under the Plan and 6,466 Common Shares remain available for future use. After giving effect to the Amendment, 56,466 Common Shares will remain available under the Plan as amended by the Amendment ("Amended Plan") for future awards. The Amendment does not make any other changes in the Plan as approved by shareholders in 1996.

Directors who joined the Board before January 1, 1999 also participate in either the Retirement Plan for Non-Employee Directors adopted in 1984 ("1984 Plan") or the Non-employee Directors Supplemental Compensation Plan established in 1995 ("1995 Plan"). The 1984 Plan provides that a non-employee Director elected before July 1, 1995, with at least five years of service, receives during his or her lifetime after retirement an amount equal to the annual retainer then paid to non-employee Directors. Under the 1995 Plan, a non-employee Director elected on or after July 1, 1995, with at least five years of service, receives after retirement a quarterly amount equal to fifty percent of the stated quarterly retainer in effect at the time of retirement for the period equal to the Director's service. Under either Plan, in the event of a "change of control" causing the Director's retirement, he or she receives the retirement payment prorated for any service less than five years. Directors who join the Board on or after January 1, 1999 are not eligible to participate in either Plan. Mr. Colman, formerly a Director of the Company with nine years of service, who did not stand for re-election to the Board in 2000, and was not eligible to receive retirement benefits under the 1984 Plan, received 2000 Common Shares of the Company upon his voluntary departure from the Board.

The Company has entered into trust agreements with Key Trust Company of Ohio, N.A. relating to the Nonemployee Directors' Compensation Plan, the Retirement Plan for Non-Employee Directors and the Nonemployee Directors' Supplemental Compensation Plan, in order to establish arrangements for the funding and payment of the Company's obligations to beneficiaries under such Plans.

SECURITIES OWNERSHIP OF MANAGEMENT AND CERTAIN OTHER PERSONS

The following table sets forth the amount and percent of Common Shares which, as of March 19, 2001 (except as otherwise indicated), are deemed under the rules of the Securities and Exchange Commission ("SEC") to be "beneficially owned" by each Director (excluding the Chairman and Chief Executive Officer), by each nominee for Director, by the Company's five most highly compensated executive officers, by such persons and the other executive officers as a group, and by any person or "group" (as that term is used in the Securities Exchange Act of 1934) known to the Company as of that date to be a "beneficial owner" of more than 5% of the outstanding Common Shares.

| | Amount and Nature of "Beneficial Ownership"(1) | | | | | |
| Directors and Nominees (excluding Director, Chairman and Chief Executive Officer J.S. Brinzo) | Beneficial Ownership(2) | Investment Power | | Voting Power | | Percent of Class(3) |
		Sole	Shared	Sole	Shared	
Ronald C. Cambre	4,523	4,523	-0-	4,523	-0-	—
Ranko Cucuz	2,733	2,733	-0-	2,733	-0-	—
James D. Ireland III	273,171	6,529	266,642(4)	6,529	266,642(4)	2.69%
G. Frank Joklik	3,253	3,253	-0-	3,253	-0-	—
Leslie L. Kanuk	3,908	3,908	-0-	3,908	-0-	—
Anthony A. Massaro	3,047	3,047	-0-	3,047	-0-	—
Francis R. McAllister	7,627	7,627	-0-	7,627	-0-	—
John C. Morley	18,011	18,011	-0-	18,011	-0-	—
Stephen B. Oresman	3,908	3,908	-0-	3,908	-0-	—
Alan Schwartz	2,408	2,408	-0-	2,408	-0-	—

| | Amount and Nature of "Beneficial Ownership"(1) | | | | | |
| Named Executive Officers | Beneficial Ownership(2) | Investment Power | | Voting Power | | Percent of Class(3) |
		Sole	Shared	Sole	Shared	
John S. Brinzo	58,338	58,338	-0-	58,338	-0-	—
Thomas J. O'Neil	27,281	27,281	-0-	27,281	-0-	—
William R. Calfee	30,855	30,855	-0-	30,855	-0-	—
Edward C. Dowling	5,718	5,718	-0-	5,718	-0-	—
Cynthia B. Bezik	19,528	19,528	-0-	19,528	-0-	—
All Directors and Executive Officers as a Group (16 Persons)	477,106	210,464	266,642	210,464	266,642	4.70%

| | Amount and Nature of "Beneficial Ownership"(1) | | | | | |
| Other Persons | Beneficial Ownership(2) | Investment Power | | Voting Power | | Percent of Class(3) |
		Sole	Shared	Sole	Shared	
Artisan Partners Limited Partnership (5) 1000 North Water Street, #1770 Milwaukee, WI 53202	1,238,100	-0-	1,238,100	-0-	1,238,100	12.21%
Wellington Management Company, LLP (6) 75 State Street Boston, MA 02109	900,600	-0-	900,600	-0-	788,000	8.88%
Dimensional Fund Advisors Inc. (7) 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	739,136	739,136	-0-	739,136	-0-	7.29%
T. Rowe Price Associates, Inc. (8) 100 E. Pratt Street Baltimore, MD 21202	604,300	604,300	-0-	112,700	-0-	5.96%

(1) Under the rules of the SEC, "beneficial ownership" includes having or sharing with others the power to vote or direct the investment of securities. Accordingly, a person having or sharing the power to vote or direct the investment of securities is deemed to "beneficially own" the securities even if he or she has no right to receive any part of the dividends on or the proceeds from the sale of the securities. Also, because "beneficial ownership" extends to persons, such as co-trustees under a trust, who share power to vote or control the disposition of the securities, the very same securities may be deemed "beneficially owned" by two or more persons shown in the table. Information with respect to "beneficial ownership"

shown in the table above is based upon information supplied by the Directors, nominees and executive officers of the Company and filings made with the SEC or furnished to the Company by any shareholder.

(2) Included in the shares shown are Common Shares subject to options granted by the Company which entitle the holder to acquire said shares within 60 days from March 19, 2001. Each of the Directors (excluding Mr. Brinzo) has such options as follows: Mr. Cambre, 500; Mr. Cucuz, –0–; Mr. Ireland, 2,500; Mr. Joklik, 2,000; Dr. Kanuk, 2,500; Mr. Massaro, –0–; Mr. McAllister, 500; Mr. Morley, –0–; Mr. Oresman, 2,500 and Mr. Schwartz, 1,000; and the Directors as a group have 11,500 options. Performance shares earned for the performance period 1998 - 2000 by Messrs. Brinzo, O'Neil, Calfee, Dowling, and Ms. Bezik, (the value of which is shown in the LTIP Payouts column of the "Summary Compensation Table" on page 8), are included in the shares shown in the table.

(3) Less than 1%, except as otherwise indicated.

(4) Of the 273,171 shares deemed under the rules of the SEC to be beneficially owned by Mr. Ireland, he is a beneficial holder of 6,529 shares. The remaining 266,642 shares are held in trusts, substantially for the benefit of a charitable foundation, as to which Mr. Ireland is a co-trustee with shared voting and investment powers. Of such shares in trusts, Mr. Ireland has an interest in the income or corpus with respect to 18,474 shares.

(5) Except for Percent of Class, the information shown above was taken from the Schedule 13G, dated February 9, 2001 as filed by Artisan Partners Limited Partnership (Artisan Partners), Artisan Investment Corporation, the general partner of Artisan Partners (Artisan Corp.), and the principal stockholders of Artisan Corp., Mr. Andrew A. Ziegler and Ms. Carlene Murphy Ziegler.

(6) Except for Percent of Class, the information shown above was taken from the Schedule 13G, dated February 14, 2001 as filed by Wellington Management Company, LLP with the SEC.

(7) Except for Percent of Class, the information shown above was taken from the Schedule 13G, dated February 2, 2001, as filed by Dimensional Fund Advisors Inc. with the SEC.

(8) Except for Percent of Class, the information shown above was taken from the Schedule 13G, dated February 14, 2001 as filed by T. Rowe Price Associates, Inc. with the SEC.

EXECUTIVE COMPENSATION

The following table sets forth all compensation earned by the Company's five most highly compensated executive officers ("named executive officers") with respect to the years shown for services rendered to the Company and its subsidiaries.

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | All Other Compensation(4) ($) |
| | | Salary ($) | Bonus ($) | Other Annual Compensation(1) ($) | Awards | | LTIP Payouts(3) ($) | |
					Restricted Stock Awards(2) ($)	Securities Underlying Options (#)		
John S. Brinzo	2000	490,416	100,000	253(5)	92,344(6)	-0-	83,349	70,105
Chairman and	1999	421,000	-0-	—	-0-	80,000	123,485	17,250
Chief Executive Officer	1998	400,000	291,000	—	-0-	-0-	220,593	16,400
Thomas J. O'Neil	2000	328,167	55,100	275(5)	46,172(6)	-0-	41,674	13,455
President and Chief	1999	263,417	55,000	—	-0-	40,000	123,485	10,795
Operating Officer	1998	250,000	155,000	—	-0-	-0-	220,593	10,249
William R. Calfee	2000	278,250	45,000	73(5)	33,244(6)	-0-	41,674	33,908
Executive Vice	1999	268,625	-0-	—	-0-	40,000	123,485	11,008
President-Commercial	1998	262,500	140,000	—	-0-	-0-	220,593	10,761
Edward C. Dowling, Jr.	2000	226,667	65,000	—	22,163(6)	-0-	20,847	9,294
Senior Vice President-	1999	190,833	40,000	—	-0-	20,000	-0-	7,824
Operations	1998	138,750	80,000	77,138	273,125(7)	-0-	-0-	7,870
Cynthia B. Bezik	2000	220,417	45,000	325(5)	22,163(6)	-0-	16,670	66,525
Senior Vice President-	1999	191,667	30,000	—	-0-	30,000	33,257	7,858
Finance	1998	175,000	100,000	—	-0-	-0-	58,832	7,175

(1) The executive officers are reimbursed for business club membership expenses and other business perquisites, in amounts that are less than the reporting thresholds established by the Securities and Exchange Commission. In 1998, Mr. Dowling was reimbursed for moving, temporary living and real estate expenses in the amount of $49,411 and also received a signing bonus of $25,000.

(2) The aggregate number of shares of Restricted Stock and of Retention Units held by Messrs. Brinzo, O'Neil, Calfee, Dowling and Ms. Bezik as of December 31, 2000 was 3,750, 5,475, 6,823, 4,900, and 900, respectively. The aggregate value of such shares as of December 31, 2000 was $80,859, $118,055, $147,121, $105,656, and $19,406, respectively. Dividends are payable on the shares of Restricted Stock reported in this column at the same rate as dividends on the Company's other Common Shares. Dividends are not payable on Retention Units.

(3) The payout indicated for 2000 was determined in early 2001 for the 1998-2000 performance period under the Company's performance share program. The Company's closing stock price on March 12, 2001 of $18.90 per share was used to determine the value of the payout, which payout was made in shares of Common Stock.

(4) Amounts indicated for 2000 include (i) cash contributed by the Company under the Cliffs Salaried Employees Supplemental Retirement Savings Plan as follows: $7,350, $7,219, $6,920, $9,294 and $9,037 on behalf of Messrs. Brinzo, O'Neil, Calfee, Dowling and Ms. Bezik, respectively; (ii) cash contributed by the Company under the Voluntary Non-Qualified Deferred Compensation Plan as follows: $12,757, $6,236, $4,489, $-0- and $-0- on behalf of Messrs. Brinzo, O'Neil, Calfee, Dowling and Ms. Bezik, respectively; and (iii) the market value, based on the closing price of the Company's Common Stock on the date of award, of matching shares awarded by the Company to the named executive officers pursuant to the Company's Voluntary Non-Qualified Deferred Compensation Plan, as follows: $49,998, $-0-, $22,499, $-0-, and $57,488 on behalf of Messrs. Brinzo, O'Neil, Calfee, Dowling and Ms. Bezik, respectively.

(5) Above-market earnings on deferred compensation payable during 2000 and deferred.

(6) On May 8, 2000, the Company awarded to Messrs. Brinzo, O'Neil, Calfee, Dowling and Ms. Bezik, 3,750, 1,875, 1,350, 900, and 900, Retention Units, respectively. A Retention Unit is a bookkeeping entry that records a unit equivalent of one Common Share and is paid-out only in cash based on the value of a Common Share at the end of the three-year retention period. The value shown represents the value of the Retention Units based on the closing price of the Company's Common Stock on the date of award.

(7) On April 1, 1998, the Company awarded 5,000 shares of Restricted Stock to Mr. Dowling. One-tenth of such award vested on the first and second anniversaries of the date of the award, an additional one-tenth of such award will vest on each of the third and fourth anniversaries of the date of the award, and six-tenths of such award will vest on the fifth anniversary of the date of award.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

The following table sets forth information about stock options exercised during the last fiscal year by the named executive officers, and the number of Common Shares covered by unexercised options and the aggregate value of options held at the end of such fiscal year.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY-End (#)		Value of Unexercised "In-the-Money" Options at FY-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
John S. Brinzo	7,000	20,213	-0-	80,000	$-0-	-0-
Thomas J. O'Neil	-0-	-0-	-0-	40,000	-0-	-0-
William R. Calfee	4,375	12,327	-0-	40,000	-0-	-0-
Edward C. Dowling, Jr.	-0-	-0-	-0-	20,000	-0-	-0-
Cynthia B. Bezik	-0-	-0-	-0-	30,000	-0-	-0-

LONG-TERM INCENTIVE PLANS — AWARDS IN LAST FISCAL YEAR

The following table sets forth information relating to the long-term incentive awards that were made on May 8, 2000 under the 1992 Incentive Equity Plan for the named executive officers.

Name	Number of Shares, Units or Other Rights	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans(1) (Number of Shares)		
			Threshold	Target	Maximum
John S. Brinzo	21,250	1/1/00-12/31/02	5,312	21,250	31,875
Thomas J. O'Neil	10,625	1/1/00-12/31/02	2,656	10,625	15,938
William R. Calfee	7,650	1/1/00-12/31/02	1,912	7,650	11,475
Edward C. Dowling, Jr.	5,100	1/1/00-12/31/02	1,275	5,100	7,650
Cynthia B. Bezik	5,100	1/1/00-12/31/02	1,275	5,100	7,650

(1) Estimated payout if certain performance levels are achieved.

The above table presents information about performance shares granted during the year pursuant to the 1992 Incentive Equity Plan. Each performance share, if earned, entitles the holder to receive Common Shares in accordance with the above table, depending on the degree of achievement of specified Company objectives. The first two objectives are relative total shareholder return (share price plus reinvested dividends) and return on net assets (based on earnings after taxes, increased by after-tax interest expense) over a three-year performance period. Relative total shareholder return is determined against a predetermined group of mining and metal companies. A participant earns 50% of the number of performance shares awarded if achievement of either of these objectives is attained at the target level. Maximum payout is 150% of the performance shares granted and represents the number of Common Shares that would be earned if a superior level of both of the objectives is achieved by the Company. Threshold payout is 25% of the performance shares granted and represents the number of Common Shares that would be earned if a minimum level of either of the objectives is achieved by the Company. Participants are also evaluated based on subjective performance relative to the Company's strategic objectives, and awards can be adjusted up or down by 25% of the target opportunity in the discretion of the Compensation and Organization Committee based on this evaluation. Attainment of all three sets of objectives is measured on a separate basis. The number of Common Shares earned would be reduced to the extent necessary to prevent the value of the Common Shares paid to any participant from exceeding twice the market value of the Common Shares covered by the participant's grant on the date it was granted. The Compensation and Organization Committee has the discretion to make distributions in cash in lieu of stock.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Compensation Policies

The Company's continuing objective is to provide superior sustainable value to its shareholders. The Company's compensation structure is designed to serve this objective by providing sufficient total compensation to attract and retain high-performing employees. The compensation structure places a significant portion of compensation at risk with the performance of the Company, the organizational unit, and the individual. The portion at risk increases with responsibility level of the employee.

Executive compensation consists of salary, annual incentive bonus opportunity, long-term equity incentive opportunity, general employee benefits, and other minor benefits. In determining executive compensation structure, the Committee considers current Company objectives, market survey data, and recommendations of consultants and the Chief Executive Officer. A broad group of industrial companies of comparable operations scope is used for competitive surveys.

The Company has selected the S&P Iron and Steel Group Index and the S&P Metals Mining Group Index for the comparative stock price performance graph on page 15 because no meaningful iron ore peer group index is available. The survey group for executive compensation comparison is larger than the relevant industry groups for stock price performance comparison.

In 2000, the Committee retained an executive compensation consultant and, in conjunction with the Chief Executive Officer, designed certain revisions in the Company's executive compensation program. The Committee recommended and the Board of Directors approved, effective in 2000, changes in executive compensation with respect to the Company's annual incentive opportunity, long-term incentive opportunity and deferred compensation plan. The overall objective of these changes was to build in sufficient discretion for the Committee to reward superior performance under difficult business conditions.

Salaries

The Company strives to maintain salary range midpoints at the 50th percentile of market survey data. Actual salaries reflect responsibility, performance, and experience. Salary increases are awarded periodically based on individual performance, when allowed by economic conditions.

In 2000, the named executive officers, excluding the Chief Executive Officer, received an aggregate salary merit increase of 7.7 percent; and one named executive officer received an increase in salary to reflect a broadening of responsibility. In 1999, the named executive officers, excluding the Chief Executive Officer, received an aggregate salary merit increase of 7.2 percent. Salaries as of the end of 2000 represent 97.9 percent of the aggregate salary range midpoints of such named executive officers.

Annual Incentive Opportunity

The Company maintains a Management Performance Incentive Plan ("MPI Plan") which provides an incentive opportunity for officers and management employees of the Company and certain subsidiaries to earn an annual cash bonus.

Under the MPI Plan, each participant has a designated target bonus reflecting the participant's responsibility level. The targets for the named executive officers range from 40 to 55 percent of the officer's salary range midpoint, depending on responsibility level. Target bonuses for other elected officers range from 20 to 35 percent of the respective salary range midpoints. Awards can range from zero to 300 percent of the target amount for officers. In 1998, the Committee approved, for years beginning in 1999, the method for determining the total cash bonus pool for officers, which is based on a percentage of the Company's pre-tax return on net assets for the year ("Pre-Tax Rona"). The levels of Pre-Tax Rona required under the bonus funding structure are calibrated each year based upon the current business environment. Accordingly, for 2000, the threshold Pre-Tax Rona was set at 5 percent. Upside bonus payments, beyond the established threshold, are based on business plan targets for the year.

Under the MPI Plan, the cash bonus pool for officers can be zero and cannot exceed 300 percent of the officers' aggregate target bonuses. Of the pool, 75 percent will be distributed to officers on a ratable basis according to their target bonuses. The remaining 25 percent of the pool will be distributed based upon a judgment by the Chief Executive Officer and the Committee as to how well each officer's performance has supported the Company in meeting its strategic objectives for the year.

When financial performance is above threshold and upon approval of the Committee, an additional bonus pool of 10 percent of target bonuses may be set aside for distribution to the officers at the discretion of the Chief Executive Officer. When used, discretionary awards will reward executives whose contributions to achievement of strategic objectives exceeded expectations.

In 2000, the Committee adopted a new feature of the MPI Plan providing for the addition of a discretionary bonus pool designed to allow for rewards even if financial performance is below the threshold established for the regular pool. The special discretionary pool permits payments up to 35 percent of target bonuses for officers and up to 50 percent for other participants. The actual level of funding and distribution of this pool, if any, is at the discretion of the Committee for officers and distribution for other participants is at the discretion of the Chief Executive Officer. This feature of the MPI Plan was used for 2000 awards.

Objectives for the Company and executive officers are reviewed by the Board of Directors at the beginning of each year, and related performance reports are made throughout the year. At the end of each year, the Committee reviews Company, unit, and individual performance for the year in relation to past results, the current year objectives, and the competitive and economic environment. The Committee also considers the recommendations of the Chief Executive Officer in regard to all participants except himself. The Committee then determines the total bonus pool, based on the bonus funding formula, for the participants and the award to each officer and gives the Chief Executive Officer authority to determine final awards to non-officer participants within the total pool allowance.

A composite judgment is made by the Committee in determining awards under the MPI Plan. The Company's earnings are a key determinant, but other accomplishments or disappointments with implications for future Company performance may also receive substantial consideration in any year. MPI Plan awards reflect the Committee's judgment of individual and unit performance. The continuing benefit to the Company of the cumulative performance and experience of the participant may also be considered. All such matters are evaluated collectively without assignment of weights.

In 2000, the Company continued to experience the effects of a global steel recession that started in 1997. Imports of finished and semi-finished steel, much of it unfairly traded, flooded into North America in 2000, causing lower demand for iron ore in North America as blast furnace production was reduced, particularly in the latter part of the year. Although international iron ore pellet prices increased in 2000, this increase only partially offset the international price decrease in 1999. Mine costs were adversely impacted by higher energy costs across all operations and production and operating difficulties at certain mines. While sales volume increased in 2000 compared to 1999, volume weakened markedly at the end of the year, reflecting difficulties in the domestic steel industry. One of the partners in the Tilden Mine significantly reduced its take because of business conditions, and two integrated steel producers filed for bankruptcy protection in the fourth quarter. While the Company avoided significant trade credit exposure to these bankruptcies, the ongoing effect is uncertain. Difficulties with the start-up of the Company's hot briquetted iron plant in Trinidad also adversely affected profits. The Company was able to restructure the Trinidad facility on favorable terms with the exit from the facility by LTV Steel Company. As a result, the Company's profits in 2000, while better than 1999, did not produce a sufficient Pre-Tax Rona to generate any MPI Plan bonus pool, except for amounts allowed under the discretionary bonus pool when financial performance is below the regular threshold. Therefore, the Committee approved a discretionary bonus pool equal to 40 percent of target bonuses for 2000 for officers and other participants. All participants received a base MPI Plan award equal to 30 percent of the participants' target bonuses. Certain participants received an additional award to reflect superior contribution.

Bonuses for the named executive officers, excluding the Chief Executive Officer, totaled $210,100 for 2000, (43 percent of applicable total target bonuses) versus $125,000 for 1999 (31 percent of applicable total target bonuses).

At the discretion of the Committee, awards under the MPI Plan may be made in cash or shares of the Company's stock or a combination thereof, and restrictions may be placed on the vesting of any stock award. Bonuses for 2000 were made in cash.

11

Long-Term Incentive Opportunity

The 1992 Incentive Equity Plan ("Plan") as approved by the shareholders, is intended to align the interests of key management and the shareholders. The Plan authorizes the Committee to award a variety of performance and other equity based incentives in its discretion.

Under the Plan, a long-term performance share program ("Performance Share Program") was installed in 1994 to further align the interests of designated executives and the shareholders in increasing return on invested capital and long-term shareholder value. The Performance Share Program provided the participants the opportunity to receive shares of Company stock or, at the Committee's discretion, equivalent cash value, based on Company performance against specific financial objectives. Starting in 1994, grants of performance shares have been made annually to officers and certain key employees based on responsibility level. During 2000, based on the consultant's recommendations mentioned above, the Committee replaced the Performance Share Program with a new Long-Term Incentive Program ("LTI Program"), which combines awards of performance shares under the Plan with cash-based retention awards.

In 2000, a new Retention Unit Plan was approved by the Company's Board of Directors in May, 2000. The cash-based retention awards assist the Company in retaining key executives and other employees while encouraging interest in the Company's long-term success by providing an incentive opportunity related to the Company's Common Share equity. The amount of the retention incentive will be tied to stock price performance and will be paid at the end of the three-year retention period, based on the Company's stock price and continued employment. In 2000, the Committee awarded officers 15 percent of their target long-term incentive opportunity in the form of retention units, and the balance in the form of performance shares. Each unit represents the value of one share of the Company's Common Stock, which is payable only in cash if the participant continues to be employed throughout the three-year retention period. In 2000, the named executive officers, excluding the Chief Executive Officer, were granted 5,025 retention units, representing 15 percent of their long-term incentive opportunity for the three-year period 2000 - 2002. Additional details about the 2000 grants of retention units is presented in footnote (6) to the Summary Compensation Table on page 8.

Under the new LTI Program, the Committee also adopted a new approach to measuring performance for purposes of determining when performance shares granted under the LTI Program in 2000 and future years would be earned. Performance for the period 2000-2002 will be measured on the basis of two separate factors: relative total shareholder return and after-tax return on net assets ("After-Tax Rona"), which includes an adjustment to eliminate the effect of after-tax interest expense. The Committee determined to adopt After-Tax Rona as a performance measure for awards under the LTI Program because it reflects long-term value creation, including taxation, but excluding financing decisions. In selecting this measure of financial performance, the Committee eliminated the "value added" measure used for awards in prior years, and also sought to distinguish the new long-term measure from Pre-Tax Rona, which is used for purposes of determining annual incentive pay under the MPI Plan because After-Tax Rona better reflects year-to-year operating performance, including management of debt obligations.

A third set of performance measures applicable to performance shares awarded under the new LTI Program affords participants the opportunity to earn up to an additional 25 percent of target performance share awards. These measures are based on a subjective evaluation by the Committee of performance relative to the Company's strategic objectives, including specific business activities. If these objectives are not met, the Committee can also exercise its discretion to reduce awards earned under the first two performance measures by up to 25 percent of target performance.

The percentage of performance shares earned can range from zero to 175 percent of the target number of shares. In 1999 and 2000, the named executive officers, excluding the Chief Executive Officer, were granted an aggregate total of 24,000 and 28,475 shares, respectively.

Performance for the 1998 grants was determined for the period 1998 - 2000, as described below. Performance against specific financial objectives (similar to the 1998 grants) for the 1999 grants will be determined in early 2002 for the three-year period 1999 - 2001. Performance for the 2000 grants, based on factors as described above, will be determined in early 2003 for the three-year period 2000 - 2002. For a detailed description of the 2000 grants, objectives and estimated future payout opportunities, see "Long-Term Incentive Plans — Awards in Last Fiscal Year" on page 9.

The Committee confirmed that for the three-year performance period ending December 31, 2000, the Company achieved an average performance of 29.4 percent in respect to the Company's objectives for value added and total shareholder return. The payout compares to an average payout of 95 percent for the periods ending December 31, 1998 and 1999. As a result, the Committee approved a payout of 17,788 shares, the value of which for the named executive officers is shown in the LTIP Payouts column of the "Summary Compensation Table" on page 8. The Company's calculated value added for the three-year performance period was below the threshold as compared to the established target. The Company's average total shareholder return ranked in the 58.5 percentile of its peer group of 31 mining and metal companies, versus the established Company's performance share program target of the 55th percentile. Each performance measure at target level is weighted 50 percent.

No general program of restricted stock awards to executive officers has existed since 1988; however, the Committee periodically uses such incentives on a selective basis, primarily for retention and recruiting purposes.

Deferred Compensation Plan

Under the Company's Voluntary Non-Qualified Deferred Compensation Plan ("VNQDC Plan"), officers and other senior management employees are permitted to defer, on a pre-tax basis, up to 50 percent of their base salary and all or a portion of their bonus under the MPI Plan, or their stock award or cash award which may be payable under the LTI Program. The VNQDC Plan permits a participant to exchange up to 100 percent of a participant's cash bonus award under the MPI Plan for Company stock ("Bonus Exchange Shares") based upon the market price of the Company stock on the deferral date of the bonus payment into the VNQDC Plan. In the event of such exchange, the Company matches the Bonus Exchange Shares with an award of Bonus Match Shares equal to 25 percent of the market value of the Bonus Exchange Shares. Bonus Exchange Shares must be deferred for at least five years in order for the Bonus Match Shares to vest and the Bonus Match Shares have a five-year forfeiture period. In 2000, the Committee approved additional changes to the VNQDC Plan to permit elected officers to exchange deferred cash balances in the VNQDC Plan for deferred Company stock ("Balance Exchange Shares"). The purpose of this addition, which also provides for a 25 percent match, under the same conditions as the Bonus Match Shares, is to assist officers to achieve the level of beneficial ownership of Company stock provided for in the Company's share ownership guidelines. This feature is only available for officers to use up to the level of their respective guidelines.

Stock Options

During 2000, the Company did not award any stock options to executive officers.

Chief Executive Officer Compensation

Mr. Brinzo was elected President and Chief Executive Officer of the Company, effective November 10, 1997, and became Chairman and Chief Executive Officer of the Company on January 1, 2000. Mr. Brinzo has 31 years with the Company and has served as a senior officer of the Company since 1987.

Mr. Brinzo received on June 1, 1999, a salary adjustment of $36,000. As a result of Mr. Brinzo's election to Chairman of the Board, he received a salary increase of 9.4 percent or $41,000 to $477,000, effective January 1, 2000, which brought his salary to 92 percent of his new position salary range mid point of $519,000 with a target bonus of 55 percent of midpoint. Effective June 1, 2000, Mr. Brinzo's salary range midpoint was increased by 3 percent; at which time Mr. Brinzo received a salary increase of 4.43 percent or $23,000 to $500,000, which brought his salary to 93.5 percent of his new salary range midpoint of $534,500 with a target bonus of 55 percent of midpoint.

The MPI Plan award to Mr. Brinzo for 2000 was $100,000 (34 percent of his target bonus). The Committee determined such award for 2000 based on the same formula and factors as considered for all other MPI Plan participants, as discussed under "Annual Incentive Opportunity" on page 10. Mr. Brinzo received no MPI Plan award for 1999, compared to $291,000 (125 percent of his target bonus) for 1998. The Committee's recommendation to the Board not to grant Mr. Brinzo an MPI Plan award in 1999 was based on the decrease in the Company's net income, a major determinant in Chief Executive Officer performance, as well as Mr. Brinzo's own recommendation.

Mr. Brinzo's LTI Program payout of his 1998 grant was calculated in the same way as the payout to all other participants, as discussed under "Long-Term Incentive Opportunity" on page 12, and the value of the payout earned by Mr. Brinzo is disclosed under the LTIP Payouts column of the "Summary Compensation Table" on page 8. Mr. Brinzo was granted under the LTI Program 16,000 performance shares in 1999 for the performance period 1999 - 2001, the performance for which will be determined against specific financial objectives similar to the 1998 grants. Mr. Brinzo was granted 21,250 performance shares and 3,750 retention units in 2000 under the LTI Program, for the performance period 2000 - 2002, which will be earned under the same criteria as performance shares and retention units granted to all other participants in 2000, as disclosed under Long-Term Incentive Opportunity on page 12.

The Chief Executive Officer is not present when the Committee reviews his performance and determines his compensation.

2001 Executive Retention Program

After the end of the fiscal year, in response to further deepening of the global steel recession, the Committee acted to increase the incentives offered to certain officers and key managers to continue their employment with the Company. The Executive Retention Plan, adopted in January, 2001 by the Board of Directors pursuant to the Committee's recommendation, offers eight officers, including all of the named executive officers, and five other key managers the opportunity to earn up to a total of two times their salary if they remain employed by the Company through March 31, 2004. The first half of this total is payable to participants who remain on the payroll in March 31, 2003. The second half is payable to participants who continue for an additional year, through March 31, 2004, but is contingent on achievement of multiple performance factors individually tailored to the job requirements of each participating manager.

At the same time, the Committee acted to reduce the possibility that participants in the Company's non-qualified Supplemental Retirement Benefit Plan ("Supplemental Plan") might terminate employment with the Company in order to realize the benefits under the Supplemental Plan. As described under "Pension Benefits" on page 16, the present value of the accrued vested pension benefits payable under the Supplemental Plan as of December 31, 2000 were paid out in full in February, 2001 to all participants in a lump sum, and the present value of incremental benefits accrued in the future will be paid out annually in the same manner.

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code limits the deductibility of certain executive compensation in excess of $1 million. The Company has not had such non-deductible payments in the past and does not expect such payments for year 2001 except as a result of the one-time distribution from the Supplemental Plan mentioned above and voluntary withdrawals from the VNQDC Plan. If non-deductible payments would become likely in a future year, the Committee would determine appropriate action in light of the Company's circumstances at that time.

The foregoing report has been furnished by the members of the Compensation and Organization Committee as set forth below:

> J. C. Morley, Chairman
> R. C. Cambre
> F. R. McAllister
> S. B. Oresman

SHAREHOLDER RETURN PERFORMANCE

The following graph shows changes over the past five-year period in the value of $100 invested in: (1) Cliffs' Common Shares; (2) S&P 500 Stock Index; (3) S&P Iron and Steel Group Index; and (4) S&P Metals Mining Group Index. The values of each investment are based on price change plus reinvestment of all dividends.

FIVE-YEAR CUMULATIVE TOTAL RETURNS
Value of $100 Invested at December 31, 1995



Value at December 31

	1995	1996	1997	1998	1999	2000
Cliffs' Common	100	114	119	108	87	64
S&P 500 Stock	100	123	164	211	255	232
S&P Iron and Steel	100	89	90	78	86	54
S&P Metals Mining	100	102	69	49	94	65

PENSION BENEFITS

The following table shows the approximate maximum annual pension benefit under the Company's qualified pension plans, together with the Supplemental Plan described below, which would be payable to employees in various compensation classifications at age 65 with representative years of service. The amounts listed in the table are computed on an automatic joint and survivorship annuity basis and are subject to an offset of 50% of Social Security benefits through December 31, 2001 and the equivalent offset thereafter.

Average Annual Compensation of 60 Highest Consecutive Months in Last 120 Months Preceding Retirement	Annual Benefits for Years of Service Indicated					
	15 yrs.	20 yrs.	25 yrs.	30 yrs.	35 yrs.	40 yrs.
$100,000	$24,750	$33,000	$41,250	$49,500	$57,750	$66,000
$150,000	37,125	49,500	61,875	74,250	86,625	99,000
$200,000	49,500	66,000	82,500	99,000	115,500	132,000
$250,000	61,875	82,500	103,125	123,750	144,375	165,000
$300,000	74,250	99,000	123,750	148,500	173,250	198,000
$350,000	86,625	115,500	144,375	173,250	202,125	231,000
$400,000	99,000	132,000	165,000	198,000	231,000	264,000
$450,000	111,375	148,500	185,625	222,750	259,875	297,000
$500,000	123,750	165,000	206,250	247,500	288,750	330,000
$550,000	136,125	181,500	226,875	272,250	317,625	363,000
$600,000	148,500	198,000	247,500	297,000	346,500	396,000

The table is based on a 1.65% pension formula. The Internal Revenue Code of 1986 ("Code") places limitations on the benefits which may be paid from a qualified pension plan. The Company has a nonqualified Supplemental Retirement Benefit Plan ("Supplemental Plan") providing for the payment from general funds of the benefits which would be lost by Supplemental Plan participants as a result of present or future Code or other government limitations. In fulfillment of the Company's obligations under the Supplemental Plan accrued through December 31, 2000, amounts equal to the present value of the accrued vested benefits payable under the Supplemental Plan were paid out in a lump sum in February, 2001 to all participants, including the named executive officers as follows: Mr. Brinzo, $2,156,584; Mr. O'Neil, $222,745; Mr. Calfee, $570,201; Mr. Dowling, $-0-; and Ms. Bezik $195,259. The present value of incremental benefits earned in the future are to be paid out annually in the same manner.

The compensation used to determine benefits under the Company's pension plans is the sum of salary and bonus paid to a participant during a calendar year. Pensionable earnings for each of the Company's named executive officers during 2000 include the amount shown for 2000 in the Salary column of the "Summary Compensation Table" on page 8, plus the amount of bonus earned in 1999 and paid in 2000, as shown in the Bonus column of the Summary Compensation Table for 1999. Pensionable earnings in 2000 for Messrs. Brinzo, O'Neil, Calfee, Dowling and Ms. Bezik were $490,416, $383,167, $278,250, $266,667 and $250,417, respectively. Messrs. Brinzo, O'Neil, Calfee, Dowling and Ms. Bezik have 31, 9, 28, 3, and 21 years, respectively, of credited service under the Company's qualified pension plan.

AGREEMENTS AND TRANSACTIONS

Effective January 1, 2000, the Company entered into severance agreements with named executive officers John S. Brinzo, Director, Chairman and Chief Executive Officer, Thomas J. O'Neil, President and Chief Operating Officer, William R. Calfee, Executive Vice President-Commercial, and Cynthia B. Bezik, Senior Vice President-Finance ("Agreements"), which specify certain financial arrangements that the Company will provide upon the termination of such officers' employment with the Company under certain circumstances. The Agreements are intended to ensure continuity, stability and fair treatment of such executive officers of the Company in the event of a "change in control" of the Company (as defined in the Agreements). The term of the Agreements ends December 31, 2001, but will be extended at the end of each year commencing with the year 2000 for an additional year, unless the Company or the officers give notice that it or they do not want the term extended.

Under the Agreements, if during the 2-year period following a "change in control", the officer is terminated by the Company without "cause", or resigns after (i) not being maintained in his prior position, (ii) being reduced in duties, compensation or benefits, (iii) determining he is unable to carry out his duties and responsibilities, or (iv) being relocated without his consent (and also in the case of J. S. Brinzo, resigns within 30 days following the first anniversary of a "change in control"), such officer would be entitled (a) to lump sum payments of 3 years of base pay and incentive compensation, (b) to a lump sum payment of the then present value of the unfunded pension benefits that he would be entitled to receive 3 years after his termination of employment, and (c) to continue participation in medical and other welfare benefit plans for 3 years after his termination of employment. The Agreements also entitle the officers to vesting of all incentive pay at the greater of target or actual performance, and medical and life insurance benefit continuation for life upon retirement or following termination, unless the termination was for "cause". In addition, the Agreements provide that the officers are eligible for reimbursement of outplacement expenses up to 15% of base pay. The Company will protect the officers against any imposition of excise tax on "excess parachute" payments under the Internal Revenue Code by providing "gross up" payments to the officers. The Agreements provide that the officers will not compete with the Company for two years following their termination of employment under the Agreements.

None of these Agreements create employment obligations for the Company. Both before and after the occurrence of a "change in control", the Company may terminate the employment of any of such officers for "cause", without an obligation to pay severance compensation or benefits.

Effective January 1, 2000, the Company implemented the Change in Control Severance Pay Plan ("Severance Plan"), the participants of which presently include named executive officer E. C. Dowling. The Severance Plan is designed to assure continuity, stability, and fair treatment of employees in key positions in the event of a "change in control" of the Company (as defined in the Severance Plan). Under the Severance Plan, if during the 2-year period following a "change in control", in the case of a Senior Vice President, Vice President, Controller or Secretary of the Company, a participant is terminated by the Company without "cause" or resigns after (i) not being maintained in his or her prior position, (ii) being reduced in compensation or benefits, or (iii) being relocated without consent, he or she is entitled to (a) receive a lump sum payment in the amount of 2 years of base pay and incentive compensation, (b) receive a lump sum payment of the then present value of the pension benefits that he or she would be entitled to receive 2 years after his or her termination of employment, and (c) continue participation in medical and other welfare benefit plans for 2 years after his or her termination of employment; or in the case of a Mine Manager of a Subsidiary of the Company, a participant is terminated without "cause" or resigns after (i) being reduced in compensation or benefits or (ii) being relocated without consent, he or she is entitled to (a) receive a lump sum payment in the amount of 1 year of base salary and incentive compensation, (b) receive a lump sum payment of the present value of the unfunded pension benefits that he or she would be entitled to receive 2 years after his or her termination of employment, and (c) continue participation in medical and other welfare benefit plans for 1 year after his or her termination of employment. Participants are entitled to vesting of all incentive pay at the greater of target or actual performance, and to medical and life insurance benefit continuation for life following termination, unless the termination was for "cause". Also, participants are eligible for reimbursement of outplacement expenses up to 15% of base pay. The Severance Plan provides that the participants will not compete with the Company for the 2 or 1 year period for which they are receiving severance pay. Individuals who would be covered by the Severance Plan, but who receive severance pay and benefits pursuant to the Agreements or another plan or agreement signed on behalf of the Company, are not entitled to benefits under the Severance Plan. All benefits payable under the Severance Plan are to be derived from the Company's then current operating funds. None of the obligations of the Company described above exist unless a "change in control" has occurred. The Company will protect the participant against imposition of any excise tax on "excess parachute" payments under the Code by providing "gross up" payments to the participant. The Severance Plan terminates December 31, 2001, but will be extended at the end of each year commencing with the year 2000 for an additional year, unless the Company gives notice that the termination date is not to be extended.

The Company has two trust agreements with Key Trust Company of Ohio, N.A. which relate to the Agreements and the Severance Plan. The first such trust agreement provides for the payment of the benefits arising under the Agreements, and the second trust agreement provides for reimbursement of legal fees and expenses incurred by the officers in enforcing their rights under the Agreements and by the key employees under the Severance Plan.

The Company has indemnification agreements ("Indemnification Agreements") with each current member of the Board of Directors. The form and execution of the Indemnification Agreements were approved by the Company's shareholders at the Annual Meeting convened on April 29, 1987. Such Indemnification Agreements essentially provide that to the extent permitted by Ohio law, the Company will indemnify the indemnitee against all expenses, costs, liabilities and losses (including attorneys' fees, judgments, fines or settlements) incurred or suffered by the indemnitee in connection with any suit in which the indemnitee is a party or otherwise involved as a result of his or her service as a member of the Board. In connection with the foregoing Indemnification Agreements, the Company has entered into a trust agreement with Key Trust Company of Ohio, N.A. pursuant to which the parties to the Indemnification Agreements may be reimbursed with respect to enforcing their respective rights under the Indemnification Agreements.

In order to promote mutual appreciation of management and union interests, the Company and the United Steel Workers of America ("USWA") reached agreement in 1996 on a process to jointly designate a member of the Board of Directors of the Company, pursuant to a general understanding between the USWA and certain Company subsidiaries reached in 1993. Such designee would be subject to annual nomination by the Company, election by vote of the shareholders, and all laws and Company policies applicable to the Board of Directors. In the event a member is jointly designated in the future, the total number of Directors will be increased to include such designee. Under the settled labor negotiations in 1999 with the USWA, the agreement was extended to July 31, 2004.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 ("Exchange Act") requires the Company's Directors and officers and persons who own 10% or more of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Directors, officers and 10% or greater shareholders are required by SEC regulations to furnish the Company with copies of all Forms 3, 4 and 5 they file.

Based solely on the Company's review of the copies of such Forms it has received, and written representations by such persons, the Company believes that all of its Directors and officers complied with all filing requirements applicable to them with respect to transactions in the Company's equity securities during the fiscal year ended December 31, 2000.

APPROVAL OF FOURTH AMENDMENT TO
NONEMPLOYEE DIRECTORS' COMPENSATION PLAN
(PROPOSAL NO. 2)

General

The Cleveland-Cliffs Inc Nonemployee Directors' Compensation Plan ("Plan") aligns the interests of Directors and shareholders in enhancing the value of the Company. The Plan also assists in attracting and retaining qualified individuals to serve as Directors. To further serve these continued objectives of the Company, the Board of Directors adopted an amendment to the Plan ("Fourth Amendment") on March 13, 2001, subject to the approval of shareholders at the 2001 Annual Meeting of Shareholders, increasing the number of shares available under the Plan by 50,000.

The Plan was originally approved at the Company's 1996 Annual Meeting of Shareholders. In November 1996, the Directors adopted the First Amendment to the Plan to (i) provide that the 10% reduction for special distributions be changed to a 6% reduction and (ii) require that a Director who elects a special distribution terminate participation in the deferred portion of the Plan for two full calendar years. The Directors adopted the Second Amendment in May of 1997, providing for an election to defer receipt of dividends accrued on Restricted Shares. The Directors adopted the Third Amendment, effective January 1, 1999, to (i) provide for an increase of the number of Restricted Shares automatically awarded to new Directors from 1,000 to 2,000 shares, and (ii) to decrease the portion of a Director's Retainer which must be paid in the Company's Common Shares from 50% to 40%.

A copy of the Fourth Amendment is attached hereto as *Appendix B*. A summary description of the Plan, as amended ("Amended Plan") is set forth below. If the Fourth Amendment is not approved, the Plan, as amended by the first three amendments, will remain in effect.

Summary of Changes

The only change is to increase the aggregate number of Common Shares available by 50,000. The Plan originally authorized the issuance of 50,000 Common Shares, of which as of February 28, 2001, 43,534 Common Shares have been issued under the Plan and 6,466 Common Shares remain available for future use.

Summary Description

Automatic Award of Restricted Shares

Each individual who is first elected or appointed to the Board as a Director will automatically be awarded 2,000 Restricted Shares, subject to adjustment as described below. The number of Restricted Shares may be changed by the Board of Directors under certain circumstances. However, the Amended Plan requires further shareholder approval prior to any change in the aggregate number of Common Shares available under the Amended Plan.

The Restricted Shares are subject to forfeiture until the earliest of the following ("Vesting Event"): (1) the fifth anniversary of the date of award, (2) a change of control of the Company (as defined in the Amended Plan) or (3) the death or permanent disability of the Director. Restricted Shares may not be transferred prior to a Vesting Event.

All Restricted Shares will be forfeited by a Director who is terminated before a Vesting Event. However, if service as a Director is terminated owing to removal of a Director without cause before the fifth anniversary of the date of the award, a pro-rated portion of the shares covered by such award that then remain forfeitable will become nonforfeitable and freely transferable.

Deferral of Dividends on Restricted Shares

A Director who is awarded Restricted Shares may elect, within 30 days after becoming a Director, that all cash dividends with respect to such Restricted Shares during the restricted period will be deferred and reinvested in additional Common Shares which will be subject to the same restrictions as the underlying award. All such deferred dividends (based on the number of Restricted Shares, including the reinvested additional Common Shares) will be reinvested and will be delivered as additional unrestricted Common Shares after the applicable Vesting Event subject to the proration as described above.

Required Retainer Shares and Voluntary Shares

Nonemployee Directors currently receive an annual cash retainer of $25,000. Under the Amended Plan, 60% of a Director's retainer established by the Board from time to time will be payable in cash and 40% of the retainer will be payable in Common Shares ("Required Retainer Shares") payable on January 1 of the following year, unless deferred under the Amended Plan. Before the start of any calendar quarter, a Director may elect to have up to 100% of the remainder of his or her fees for the quarter, in excess of 40% of his or her retainer for the quarter, paid in Common Shares in lieu of cash ("Voluntary Shares").

On January 1 of each year, the Company will issue to each Director (1) a number of Required Retainer Shares equal to 40% of such Director's retainer for each calendar quarter of the prior year, divided by the respective fair market value of the Common Shares on the first day of each such calendar quarter, and (2) a number of Voluntary Shares equal to the portion of such Director's fees that such Director has elected to receive as shares in lieu of cash for each such calendar quarter, divided by the respective fair market value of the Common Shares on the first day of each such calendar quarter; less the number of shares in each case that the Director has elected to defer.

Deferral of Fees and Required Retainer Shares and Voluntary Shares

A nonemployee Director may elect to defer receipt of all or a portion of his or her fees and Required Retainer Shares and/or Voluntary Shares. Interest will be credited on deferred fees at a rate equal to Moody's Average Corporate Bond Yield, or such other rate as may be fixed by the Board Affairs Committee from time to time. Dividend equivalents equal to any cash dividends paid by the Company will be credited on deferred Required Retainer Shares and Voluntary Shares.

Distribution of Benefits

When a Director terminates services as a Director, he or she (or in the event of his or her death, his or her beneficiary) will be entitled to receive his or her deferred fees and shares, together with the earnings credited to date. The Amended Plan also provides that a nonemployee Director may irrevocably elect to receive a pre-termination distribution of all or part of his or her deferred fees and shares beginning not earlier than the third plan year following the plan year such fees and shares would have otherwise been payable. A Director may elect at any time to receive a special distribution of all or part of his or her deferred fees or deferred shares within 60 days if the amount subject to the distribution is reduced by 6% and that percentage is forfeited.

Distribution of deferred fees will be made in one of the following forms as elected by a Director: (1) by payment in cash in a single lump sum; (2) by payment in cash in not greater than 10 annual installments or (3) a combination of both as designated by the Director. If a Director does not elect one of the three forms, the distribution will be made in cash in a lump sum.

Distribution of deferred shares will be made in one of the following forms as elected by a Director: (1) by payment in shares or in cash in a single distribution, (2) by payment in shares or in cash in no greater than 10 annual installments or (3) a combination of both as designated by the Director. If a Director does not elect one of the three forms, the distribution will be made in shares in a lump sum.

The Company entered into a trust agreement with Key Trust Company of Ohio, N.A. relating to the Amended Plan in order to establish arrangements for funding and payment of the Company's obligations under the Amended Plan.

Administration, Amendment and Termination

The Amended Plan is administered by the Board Affairs Committee of the Board of Directors. The Board may amend or terminate the Amended Plan from time to time. However, no such action may affect a nonemployee Director's rights in awards without the Director's consent. Without approval of shareholders, no such action shall increase the number of shares available under the Amended Plan or otherwise cause the Rule 16b-3 exemption to become inapplicable to the Amended Plan.

Federal Income Tax Consequences

The following is a summary of the Federal income tax treatment of the Restricted Share awards and income deferral actions under the Amended Plan based upon the current provisions of the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder.

Restricted Share Awards

Restricted Shares awarded under the Amended Plan will constitute taxable income to the recipient, and a deductible expense to the Company, in the year in which the restrictions lapse unless the Director elects to recognize income in the year the award is made. Unless such an election is made, the amount of the taxable income and corresponding deduction will be equal to the fair market value of the shares on the date the restrictions lapse. The Company is also allowed a compensation deduction for dividends paid to the Directors (provided they have not elected to recognize income at the time of the award) on Restricted Shares while the restrictions remain in force.

Required Retainer Shares and Voluntary Shares

Required Retainer Shares and Voluntary Shares whose receipt is not deferred at the election of a Director will constitute taxable income to the individual Director and a deductible expense to the Company, in an amount equal to the fair market value of the shares, in the year in which the shares are issued.

Deferred Income

Fees and shares that a Director elects to defer under the Amended Plan will become subject to Federal income taxation to the Director only as and when the cash or shares are actually paid over to the Director. The Company will become entitled to a compensation expense deduction at the same time. The same treatment applies to interest and dividends credited to the Director's account during the period of deferral.

Required Vote

Approval of the Fourth Amendment requires the affirmative vote of the holders of a majority of Common Shares present, or represented, and entitled to vote on the matter at the Annual Meeting.

The Directors recommend a vote FOR this proposal to approve the Fourth Amendment to the Cleveland-Cliffs Inc Nonemployee Directors' Compensation Plan.

APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS
(Proposal No. 3)

Appointment of Independent Auditors

A proposal will be presented at the Meeting to ratify the appointment of the firm of Ernst & Young LLP as independent auditors to examine the books of account and other records of the Company and its consolidated subsidiaries for the fiscal year ending December 31, 2001. Representatives of Ernst & Young LLP are expected to be present at the Meeting. Such representatives will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions. Although such ratification is not required by law, the Board of Directors believes that shareholders should be given this opportunity to express their views on the subject. While not binding on the Board of Directors, the failure of the shareholders to ratify the appointment of Ernst & Young LLP as the Company's independent auditors would be considered by the Board in determining whether or not to continue the engagement of Ernst & Young LLP.

21

Audit Fees

Ernst & Young LLP's audit fees for professional services rendered for the audit of the Company's annual financial statements for the year ended December 31, 2000 and the reviews of the interim financial statements included in the Company's quarterly reports on Form 10-Q filed during the year ended December 31, 2000 were $300,000.

All Other Fees

Ernst & Young LLP's all other fees for services rendered during the year ended December 31, 2000 totaled $193,000, including audit related services of $80,000, principally for employee benefit plan audits and non-audit services of $113,000.

The Directors recommend a vote FOR this proposal to ratify the appointment of Ernst & Young LLP as your Company's independent public accountants.

ANNUAL REPORT

The Company's 2000 Annual Report to Shareholders, including financial statements, is being distributed to all shareholders of the Company together with this Proxy Statement, in satisfaction of the requirements of the SEC. Additional copies of such report are available upon request. To obtain additional copies of such Annual Report please contact the Company's Investor Relations Department at (216) 694-5459.

GENERAL INFORMATION

The cost of soliciting proxies will be paid by the Company. In addition to solicitation by mail, solicitations may also be made by personal interview, telegram and telephone. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to their principals, and the Company will reimburse them for their expenses in so doing. Officers and other regular employees of the Company, as yet undesignated, may also request the return of proxies by telephone, telegram, or in person. Finally, the Company has retained Georgeson Shareholder Communications Inc., New York, New York, to assist in the solicitation of proxies using the means referred to above, at an anticipated cost of $10,000, plus reasonable expenses.

Pursuant to regulations of the SEC, the material appearing under the captions "Audit Committee Report," "Audit Committee Charter," "Compensation Committee Report on Executive Compensation" and "Shareholder Return Performance" are not deemed to be soliciting material or to be filed with the SEC or subject to Regulation 14A promulgated by the SEC or Section 18 of the Securities Exchange Act of 1934.

The Common Shares represented by properly authorized proxies will be voted as specified. It is intended that the Common Shares represented by proxies on which no specification has been made will be voted FOR the election of the nominees for Director named herein or such substitute nominees as the Board of Directors may designate, FOR approval of the Fourth Amendment to the Cleveland-Cliffs Inc Nonemployee Directors' Compensation Plan, FOR ratification of Ernst & Young LLP as the firm of independent public accountants to examine the books of account and other records of the Company and its consolidated affiliates for the fiscal year 2001, and at the discretion of the persons named as proxies on all other matters which may properly come before the Meeting.

At the Meeting, the results of shareholder voting will be tabulated by the inspector of elections appointed for the Meeting. The Company intends to treat properly authorized proxies that are marked "abstain" or that are held in "street name" by brokers and are not voted on one or more particular proposals (if otherwise voted on at least one proposal) as "present" for purposes of determining whether a quorum has been achieved at the Meeting. The candidates for Directors receiving a plurality of the votes will be elected. Votes withheld in respect of the election of Directors will not be counted in determining the outcome of that vote. In respect of the proposal to approve the Fourth Amendment to the Cleveland-Cliffs Inc Nonemployee Directors' Compensation Plan and the proposal to ratify the appointment of the independent public accountants, abstentions will be treated as votes against the proposal, and broker non-votes will be treated as having no effect on the outcome of the vote.

22

If notice in writing shall be given by any shareholder to the President, a Vice President or the Secretary, not less than 48 hours before the time fixed for the holding of the Meeting, that such shareholder desires that the voting for the election of Directors shall be cumulative, and if an announcement of the giving of such notice is made upon the convening of the Meeting by the Chairman or Secretary or by or on behalf of the shareholder giving such notice, each shareholder shall have the right to cumulate such voting power as he or she possesses at such election. Under cumulative voting a shareholder may cast for any one nominee as many votes as shall equal the number of Directors to be elected, multiplied by the number of his or her Common Shares. All of such votes may be cast for a single nominee or may be distributed among any two or more nominees as he or she may desire. If cumulative voting is invoked, and unless contrary instructions are given by a shareholder who signs a proxy, all votes represented by such proxy will be cast in such manner and in accordance with the discretion of the person acting as proxy as will result in the election of as many of the Board of Directors' nominees as is possible.

OTHER BUSINESS

It is not anticipated that any other matters will be brought before the Meeting for action; however, if any such other matters shall properly come before the Meeting, it is intended that the persons authorized under proxies may, in the absence of instructions to the contrary, vote or act thereon in accordance with their best judgment.

SHAREHOLDER PROPOSALS

Deadline for Inclusion in Proxy Materials

Any proposal by a shareholder of the Company intended to be presented at the year 2002 Annual Meeting of Shareholders must be received by the Company on or before November 25, 2001 to be included in the proxy materials of the Company relating to such meeting.

Discretionary Voting of Proxies

In accordance with amendments to Rule 14a-4 under the Securities Exchange Act of 1934, if notice of a proposal by a shareholder of the Company intended to be presented at the year 2002 Annual Meeting of Shareholders is received by the Company after February 8, 2002, the persons authorized under the Company's management proxies may exercise discretionary authority to vote or act on such proposal if the proposal is raised at the Company's Annual Meeting of Shareholders to be held in year 2002.

IMPORTANT

To assure your representation and a quorum for the transaction of business at the Meeting, please sign, date and return the enclosed proxy card promptly, or appoint your proxies through the Internet or by telephone as directed on your proxy card.

AUDIT COMMITTEE CHARTER

Organization

This Charter governs the operations of the Audit Committee. The Audit Committee shall review and reassess the Charter at least annually and obtain the approval of the Board of Directors. The Audit Committee shall be appointed by the Board of Directors and shall comprise at least three directors, each of whom are independent of management and the Company. Members of the Audit Committee shall be considered independent if they have no relationship that may interfere with the exercise of their independence from management and the Company. All Audit Committee members shall be financially literate, and at least one member shall have accounting or related financial management expertise.

Scope

The Audit Committee shall provide assistance to the Board of Directors in fulfilling their oversight responsibility relating to the Company's financial statements and the financial reporting process, the systems of internal control and the internal audit function, the annual independent audit of the Company's financial statements, and the legal compliance and ethics policies and procedures of the Company. In so doing, it is the responsibility of the Audit Committee to maintain free and open communication among the Audit Committee, independent auditors, the Chief Internal Auditor and management of the Company. In discharging its oversight role, the Audit Committee may investigate any matter brought to its attention, and shall have full access to all books, records, facilities and personnel of the Company and the power to retain outside counsel, or other experts.

Responsibilities and Processes

The primary responsibility of the Audit Committee is to oversee the Company's financial reporting process on behalf of the Board of Directors and report the results of their activities to the Board of Directors. Management is responsible for preparing the Company's financial statements and the independent auditors are responsible for auditing those financial statements. While the Audit Committee has the powers and responsibilities set forth in this Charter, it is not the responsibility of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or are in compliance with generally accepted accounting principles, which is the responsibility of management and the independent auditors. Likewise, it is not the responsibility of the Audit Committee to conduct investigations, to resolve disputes, if any, between management and the independent auditors or to assure compliance with laws or the Company's code of ethics.

The following shall be the principal recurring processes of the Audit Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Audit Committee may supplement them as appropriate.

- The Audit Committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the Board of Directors and the Audit Committee, as representatives of the Company's shareholders. The Audit Committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, recommend replacement of the independent auditors. The Audit Committee shall discuss with the auditors their independence from management and the Company, including the matters included in the written disclosures required by the Independence Standards Board, and consider the compatibility of non-audit services with the auditors' independence. Annually, the Audit Committee shall review and recommend to the Board of Directors the selection of the Company's independent auditors, subject to shareholders' approval.

- The Audit Committee shall discuss with the Chief Internal Auditor and the independent auditors the overall scope and plans for their respective audits including the adequacy of staffing and compensation. Also, the Audit Committee shall discuss with management, the Chief Internal Auditor, and the independent auditors the adequacy and effectiveness of the accounting and financial and ethical compliance programs. Further, the Audit Committee shall meet separately with the Chief Internal Auditor and the independent auditors, with and without management present, to discuss the results of their examinations.

- The Audit Committee shall review interim financial information with management and the independent auditors prior to the filing of the Company's Quarterly Report on Form 10-Q. Also, the Audit Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Audit Committee by the independent auditors under generally accepted auditing standards.

- The Audit Committee shall review with management and the independent auditors the financial statements to be included in the Company's Annual Report and in Form 10-K, including the judgment of the independent auditors about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the Audit Committee shall discuss the results of the annual audit and any other matter required to be communicated to the Audit Committee by the independent auditors under generally accepted auditing standards.

- The Audit Committee shall review and approve managements' appointment, termination, or replacement of the Chief Internal Auditor.

- The Audit Committee shall periodically review the Company's policies and procedures to fulfill compliance requirements pertaining to its code of ethics, employee safety and health, environmental protection, and other laws and regulations.

- The Audit Committee shall periodically review the Company's contingency plans for protection of vital information and business conduct in the event of an operations interruption.

- The Audit Committee shall periodically review the application of the Company's policy and procedure for long-range mine planning with respect to adequacy of mineral reserve estimates and achievement of annual mine development (stripping) programs.

**FOURTH AMENDMENT
TO
CLEVELAND-CLIFFS INC NONEMPLOYEE DIRECTORS'
COMPENSATION PLAN**

Recitals

WHEREAS, Cleveland-Cliffs Inc ("Company"), with approval of the Company's shareholders on May 14, 1996, established the Cleveland-Cliffs Inc Nonemployee Directors' Compensation Plan ("Plan"), effective July 1, 1996;

WHEREAS, with approval of the Board of Directors of the Company ("Board"), the Plan was amended by the First Amendment to the Plan effective November 12, 1996;

WHEREAS, with the approval of the Board, the Plan was further amended by the Second Amendment to the Plan, effective May 13, 1997;

WHEREAS, with the approval of the Board, the Plan was further amended by the Third Amendment, effective January, 1999;

WHEREAS, the Company now desires to amend the Plan further to increase the number of shares available under the Plan ("Fourth Amendment"); and

WHEREAS, the Board of Directors of the Company has approved this Fourth Amendment in accordance with Section 8.2 of the Plan, subject to the approval by the shareholders of the Company at the 2001 Annual Meeting.

Amendment

NOW, THEREFORE, the Plan is hereby amended by this Fourth Amendment, effective as of May 8, 2001, as follows:

1. Section 10.1 of the Plan is amended to read as follows:

    "10.1 *Shares Subject to Plan:* Subject to adjustment as provided in this Plan, the total number of Shares which may be issued under this Plan shall be 100,000 (50,000 of which were approved in 1996 and 50,000 of which are being added as of May 8, 2001).

2. Except as amended by the First Amendment, the Second Amendment, the Third Amendment and this Fourth Amendment, the Plan shall remain in full force and effect.

Executed in Cleveland, Ohio, as of   , 2001.

CLEVELAND-CLIFFS INC

By: _____
     Chairman and Chief Executive Officer

And: _____
     Secretary

CLEVELAND-CLIFFS INC

Notice of

Annual Meeting

of Shareholders

to be held on

May 8, 2001

and

Proxy Statement

```
COMMON                      CLEVELAND-CLIFFS INC
SHARES       18TH FLOOR DIAMOND BUILDING - CLEVELAND, OHIO 44114-2589


   P        This proxy is solicited on behalf of the Board of Directors

   R
                    The undersigned hereby appoints J.D. Ireland III, G. F.
   O        Joklik, L.L. Kanuk, J.C. Morley and A. Schwartz, as Proxies, each with
            the power of substitution, and hereby authorizes them to represent and to
   X        vote all of Cleveland-Cliffs Inc Common Shares held of record by the
            undersigned on March 19, 2001, at the Annual Meeting of Shareholders to
   Y        be held on May 8, 2001, or at any adjournment or adjournments thereof,
            as follows:


                Election of Directors, Nominees:

                01. J.S. Brinzo, 02. R.C. Cambre, 03. R. Cucuz, 04. J.D. Ireland III,
                05. L.L. Kanuk,  06. F.R. McAllister, 07. J.C. Morley, 08. S.B. Oresman,
                09. A. Schwartz.


        You are encouraged to specify your choices by marking the appropriate
        boxes, SEE REVERSE SIDE, but you need not mark any boxes if you wish
        to vote in accordance with the Board of Directors' recommendations. It
        is important that your shares are represented at this meeting, whether
        or not you attend the meeting in person. To make sure your shares are
        represented, we urge you to complete and mail the proxy card on the
        reverse side or to use our Internet or toll-free telephone voting
        system.

                                                           SEE REVERSE
                                                           SIDE


--------------------------------------------------------------------------------
                        - FOLD AND DETACH HERE -


               FOR INTERNET AND TELEPHONE PROXY INSTRUCTIONS, SEE REVERSE
```

[X] PLEASE MARK YOUR
     VOTES AS IN THIS
     EXAMPLE.

This proxy when properly signed will be voted in the manner directed herein. If no direction is made, this proxy will be voted "FOR" all of the Board of Directors' nominees and "FOR" proposals 2 and 3.

                The Board of Directors recommends a vote FOR all proposals.

                        FOR   WITHHELD   FOR   AGAINST   ABSTAIN

1. Election of   [ ]   [ ]   2. Approval of the Fourth   [ ]   [ ]   [ ]
   Directors   Amendment to
   (see reverse)   Cleveland-Cliffs Inc
                                        Nonemployee Directors'
 For, except vote withheld   Compensation Plan
 from the following nominee(s):

                                                                FOR   AGAINST   ABSTAIN

                  3. Ratification of the appointment   [ ]   [ ]   [ ]
                     of Ernst & Young LLP as
                     independent public accountants

                            IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED
                            TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY
                            COME BEFORE THE MEETING.

                            Please sign exactly as name appears hereon. Joint
                            owners should each sign. When signing as attorney,
                            executor, administrator, trustee or guardian, please
                            give full title as such.

                            SIGNATURE(S)   DATE

                        - FOLD AND DETACH HERE -

Dear Shareholder:

Cleveland-Cliffs Inc encourages you to take advantage of convenient ways
to vote your shares. You may appoint your proxies to vote your shares
electronically through the Internet or via toll-free telephone, 24 hours a day,
7 days a week. Please note that all proxy appointments through the Internet or by
telephone must be received by 12:00 a.m. on May 8, 2001.

To appoint your proxies electronically you must use the control number. The
control number is the series of numbers printed in the box above, just below the
perforation. This number must be used to access the system.

1. To vote over the Internet:
   - Log on to the Internet and go to the web site **http://www.eproxyvote.com/clf**

2. To vote over the telephone:
   - On a touch-tone telephone call **1-877-PRX-VOTE (1-877-779-8683)**
   - Outside the U.S. and Canada call 201-536-8073

Your Internet or telephone authorization allows the named proxies to vote your
shares in the same manner as if you marked, signed, and returned your proxy
card.

If you chose to appoint your proxies electronically, there is no need for you to
mail back your proxy card.

                    YOUR VOTE IS IMPORTANT. THANK YOU FOR VOTING.